Exhibit 4.30

Aegean Marine Petroleum SA
Aegean Petroleum International inc.

Uncommitted Secured And Storage Borrowing Base Facility Agreement
USD 220 million

Summary Of Terms And Conditions Governed By The General Conditions Relating To Trade Finance Between BNP Paribas And Customers And The Various Security Documents Signed On 19 November 2009 And                                        Respectively

BNP Paribas's General Conditions Related to Trade Finance entered into between BNP Paribas and Aegean on 19 November 2009 and Aegean Petroleum on                                        respectively (the "General Conditions") shall to the fullest extent possible apply mutatis mutandis to this Agreement (this "Agreement"), the Borrowers, the Guarantor and the transactions contemplated herein.

In case of any conflict between the terms and conditions of the General Conditions and those of this Agreement, the terms and conditions of this Agreement shall prevail.

Co-Borrowers	- Aegean Marine Petroleum SA, a limited liability company incorporated under the laws of Liberia, having its registered office at 80 Broad Street, Monrovia, Liberia ("Aegean");

- Aegean Petroleum International Inc., a limited liability company incorporated under the laws of Marshall Islands, having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH 96960, Marshall Islands ("Aegean Petroleum")

Each of Aegean and Aegean Petroleum shall be defined collectively as "Borrowers" and individually as a "Borrower".
The obligations of each Aegean and Aegean Petroleum towards the Bank under this Agreement shall be joint and several.

Guarantor
Aegean Marine Petroleum Network Inc, a limited liability company incorporated under the laws of Marshall Islands, having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH 96960, Marshall Islands (the "Guarantor").

Lending Bank	BNP Paribas, Paris (the "Bank" or "BNP Paribas").

Facility Type	Uncommitted Secured and Storage Borrowing Base Facility (the "Facility")

"Uncommitted" means that the decision to make available any Accommodation (as defined hereinafter) shall be made by BNP Paribas in its absolute and sole discretion and irrespective of whether or not the Borrowers are in compliance with any guidelines set forth in this Agreement.

"Secured" means that any Accommodation to be secured by pledged assets as described under paragraph Security / Collateral.

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Facility Maximum Amount
The total maximum amount available to the Borrowers under the Facility shall be USD 220,000,000 (Two Hundred and Twenty Million United States Dollars) (the "Facility Maximum Amount") with a Sub-Limit A entitled Uncommitted Short Term Secured Storage Facility for an amount of up to USD 100,000,000 (United States Dollars One Hundred Million) for the financing of purchases of Stored Products (as defined below) ("Sub Limit A Maximum Amount").

Availability Period
The Facility shall be available on an uncommitted basis, upon satisfaction of all Conditions Precedent from the later of the signing date of this Agreement and the date upon which the Bank has confirmed that it has received Credit Committee approval (as notified in writing by the Bank to the Borrowers) until 31st January 2012 (the "Termination Date") and subject to the Bank's normal credit review procedures.

Availability	The Facility shall be available for:
•
The issuance of Stand-by Letters of Credit ("SBLC" or "SBLCs") and Documentary Letters of Credit ("LC" or "LCs") payable at sight or on a deferred payment basis. The maximum tenor of such LCs and SBLCs shall be limited to 90 days.

•
The financing, through overdraft (each an "Overdraft"), of negative cash flow arising from the payment of the Products (as defined below) either under an LC or in open account and of any costs, related to its trading and marketing activity.

•
Hedge financing through Commodities Index Trading ("CIT", the Bank' in-house OTC hedge provider) and/or BNP Paribas Commodities Futures Limited ("CFL"), either through the issuance of import swap letters of credit and/or guarantee and/or overdraft financing of margin calls with respect to hedge positions (the "Hedge Financing"),

Any LC, SBLC, Overdraft, and Hedge Financing granted to any Co-Borrower, may be referred to as "Accommodation" and collectively as "Accommodations".

Purpose / Modus Operandi	To finance the day to day purchases of petroleum products necessary for Aegean's bunkering and trading activity, for the supply of petroleum products to its portfolio of clients (the "Products").

These needs include the opening of SBLCs and/or LCs in favour of suppliers, and/or the payment of Products, relayed by the financing of Aegean's day to day working capital needs, in connection with the Products purchases, transportation, trading, hedging and insurance pending the collection of its trade receivables and proceeds of its hedging positions,.

Borrowing Base:

Modus Operandi:

The aggregate amount available for any Accommodation under the Facility at any time shall be the lower of the (i) Facility Maximum Amount (as reduced from time to time by Accommodations disbursed or to be disbursed hereunder) and the (ii) Borrowing Base Available Amount (as defined below).

The borrowing base available amount (the "Borrowing Base Available Amount") shall be equal to the aggregate expressed in US Dollars equivalent of the following assets:

	1.	70% of the value of the Products transported on ship (based on LC opening amount) for which the bill of lading has been issued to the order of the Bank and provided that the

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relevant Borrower represents that such products will be discharged in a storage facility in the scope of the Uncommitted Short Term Secured Storage Facility under Sub-Limit A of the Agreement;
and
2.	80% of the marked-to-market value of the Stored Products (as defined below), pledged in favour of the Bank for a net maximum amount of USD 100,000,000; and
3.
80% of the uninvoiced sales up to USD 25,000,000 for which the Products have been delivered to the end customer provided that those Receivables must become Eligible Receivables within 5 calendar days of the delivery of the Products by such Borrower; and

4.	90% of the Eligible Receivables; and
5.	100% of the initial margin in relation to the Hedge Financing
6.	50% of the variation margin of the positive marked-to-market value of the swaps lodged with CIT/CFL, in relation to the Hedge Financing

It is hereby agreed that until such time the Products are effectively pledged in favour of the Bank pursuant to a pledge agreement or charge governed by the laws of the country in which the Products are stored or to be stored and which is valid, binding and enforceable against the Borrower, in form and substance acceptable to the Bank, the value of the Products shall not be included in the calculation of the Borrowing Base Available Amount.

Should the need be, for and after the opening of SBLCs and LCs only, the capacity to have a USD 1,500,000 shortfall of collateral (the "Transitory Sub-limit") to be cured within ten calendar days after the SBLC/LC issuance as evidenced by the customer by means of receivables payment schedule and undertaking, accepted by and assigned in favour of the Bank, as declared by the Borrower to the Bank.

The maximum credit terms given to any individual counterparty shall be 45 days from delivery of the Products. Inventories will only be financed up to 90 days from the date such inventories are delivered to the storage facility. The Products in transit / to be stored will only be financed up to 10 calendar days from the bill of lading date.

"Receivable" means any trade receivable, book debt or other payment obligation due to any Borrower under any commercial transaction from the counterparty to such transaction (a "Counterparty").

A Receivable will become an Eligible Receivable if it is a receivable:

a. which is a bona fide, existing, legally binding, enforceable and irrevocable obligation of any buyer

b. which is freely assignable (or if not assignable without the consent of the buyer, such consent has been obtained to the satisfaction of the Bank);

c. which is not subject to any (i) security, (ii) interest of any other person (other than the Borrowers) under any conditional sale agreement or title retention or reservation agreement (or any arrangement having substantially the same economic effect as any conditional sale agreement or title retention or reservation agreement) or possessory claims;

d. in respect of which there exists no agreement between the relevant Borrower and such buyer for set-off or for abatement or otherwise whereby the amount of such

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receivable may be reduced;

e. in respect of which the relevant Borrower is not in breach of its obligations to such Buyer under the terms of the relevant commercial transaction;

f. which is not subject to any dispute or claim whatsoever (whether justifiable or not);

Each Eligible Receivable shall be validly assigned to the Bank under the Deed of Assignment or any other security agreement duly perfected. Any assigned Eligible Receivable which has not been paid at the Bank's counters within a maximum of 15 days from its due date shall be automatically excluded from any calculation of the Borrowing Base Available Amount.

Except for such counterparties listed in Annex A to this Agreement, the total amount of assigned Eligible Receivables in respect of any Counterparty shall not exceed the net amount of USD 2,500,000 (the "Common Eligible Limit") at any given time for both Borrowers, unless payment of any such Eligible Receivable is made by way of payment instrument acceptable to BNP Paribas (with such acceptance by BNP Paribas evidenced in writing) including but not limited to: export documentary letters of credit and/or export stand-by letters of credit and/or export bank guarantees and/or purchase confirmation/payment undertakings issued by Counterparties acceptable to BNP Paribas. It is understood and agreed that this is for guidance only and may be reviewed from time to time by the Bank to be in line with the perceived credit risk at a given moment.

As an exception to the Common Eligible Limit, the total amount of assigned Eligible Receivables on any of the counterparties' listed in Annexe A hereto shall not exceed the net amount of USD 6,000,000 at any given time (the "Additional Eligible Limit").

On a case by case basis, BNP Paribas and the Borrowers may agree that the Borrowers may assign Eligible Receivables in excess of the Common Eligible Limit, and with respect to certain counterparties (such as ExxonMobil, Shell) in excess of the Additional Eligible Limit. Any such agreement shall be evidenced in writing between the parties.

The Bank may notify directly, from time to time, a Counterparty that one of the Borrowers has assigned by way of security any Eligible Receivable owed by such Counterparty in favour of the Bank, and shall request its acknowledgement as to the amounts due and such Counterparty's undertaking to pay such amounts to the Bank or, at the discretion of the Bank, to the account of the relevant Borrower with the Bank. The Bank agrees to inform such Borrower of its intention to notify a Counterparty before any such notification is made.

Sub-Limit A: Uncommitted Short Term Secured Storage Facility

Amount:
USD 100,000,000 (One Hundred Million United States Dollars)

Facility:

Uncommitted Short Term Secured Storage Facility in the form of LC/SBLC and/or bridge financing, through Overdraft and/or Short Term Advances to be secured by the Security/Collateral described hereunder.

Purpose:
To finance the purchases of the Stored Products (as defined below) within the day to day

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business of the Borrowers through:
• The issuance of LCs and SBLCs in favour of each of the Borrowers’ suppliers, and
• The bridge financing of the resulting negative cash flow through Overdraft and/or Short Term Advances for a maximum of 120 days.

The Stored Products shall be exclusively stored into storage facilities acceptable to the Bank dedicated to be used by the Borrowers for their respective bunkering and trading activity (the "Stored Products"). The value of the Stored Products shall be calculated on a weekly basis based on the mean of the relevant Platt's marketscan (to be agreed between the Bank and the relevant Borrower) at the day of the update of the weekly BBR (as defined below).

Sub Limit A Specific Security Package :
In addition to the Legal Documentation as described below, each of the Borrowers will provide the Bank with the following documents:
1 - Independent Inspector Report evidencing the quantity and quality of the Stored Products. Such report will be issued every two weeks or at the Bank request.

2 - Pledge of the relevant Stored Product in favour of the Bank pursuant to a pledge agreement or charge governed by the laws of the country in which the Stored Products are stored, or Bill of Lading issued or endorsed in favour of the Bank in case of offshore storage on a vessel acceptable to the Bank.

3- Cargo Marine insurance policy and insurance certificate issued by an insurance company acceptable to the Bank, indicating BNP Paribas Paris as loss payee, covering the Stored Products.

Repayment	Each Borrower shall repay on demand each Overdraft made available to it hereunder.

Each Borrower shall repay each Short Term Advance on the earlier of (i) the maturity date agreed between the Bank and such Borrower at the time of such Short Term Advance and (ii) the Termination Date.

At the Bank's request, the Borrowers shall immediately prepay an amount equal to any amount by which the aggregate amount outstanding of the Accommodations exceeds the Facility Maximum Amount at any time.

With respect to any Accommodation under Sub-Limit A, at the Bank's request, the Borrowers shall immediately prepay an amount equal to any amount by which the aggregate amount outstanding of such Accommodations exceeds the Sub-Limit A Maximum Amount at any time.

All amounts then outstanding under this Agreement shall be repaid in full on the Termination Date.

Aegean hereby irrevocably authorises the Bank to debit account n° 34014D in Aegean's name held with the Bank by an amount equal to any amount due to the Bank 'pursuant to this Agreement.

Aegean Petroleum hereby irrevocably authorises the Bank to debit account no 34420Q in Aegean Petroleum's name held with the Bank by an amount equal to any amount due to the Bank pursuant to this Agreement.

In the event the repayment date of any LC or SBLC extends beyond the Termination Date and this Facility is not renewed, the Borrowers shall, on the Termination Date, pay into an account designated by the Bank an amount corresponding to the sums outstanding related to such LC or

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SBLC or repay any such outstanding in relation to such LC or SBLC.

Borrowing Base Fees	SBLC Opening Fee : 0.225 % per indivisible quarter calculated on the maximum amount of the SBLC or payment in cancellation of such SBLC
L/C Opening Fee: 0.15 % per indivisible quarter calculated on the maximum amount of the LC or payment in the frame of such LC.
Open Account Payments Fee : 0.075% flat on payment amount.
SBLC or LC Negotiation Fee: Flat USD 1,000 per Accommodation.
Transfer fee : USD 25 flat per payment
LC Advising fee : USD 750 flat
Amendment fee : USD 200 flat per amendment

Facility Management Fees Short Term
0.075% per annum calculated on the Maximum Facility Amount, payable quarterly in arrears by the Borrowers and with respect to the first instalment payable on the day this Facility Letter is effective.
The aggregate of :

Advance Rate	• The Bank’s Cost of Funds, and
• the Margin.

Interest is payable at maturity of such Short Term Advance.

The Bank's Cost of Funds shall mean the higher of (i) LIBOR for the relevant period and (ii) the percentage rate per annum (rounded upwards to four decimal places) determined by the Bank at its discretion, on a case by case basis, to be its cost of funding the Short Term Advance from whatever source it may select, and for a period comparable to the tenor of the Short Term Advance on a case by case basis and in consideration of the tenor of the Short Term Advance.

Overdraft rate	The aggregate of:

The BNP Paribas Overdraft Overnight rate for US Dollars,

• And the Margin.

The Bank Overdraft Overnight Rate is determined by the Bank on a daily basis according to medium term Interbank Market Rate.

Margin	2,50% per annum.

Tenor	90 days

Default interest
If any sum payable by the Borrowers in connection with or under this Facility Letter is not paid on the due date it will bear interest from the due date to the date of actual payment, (as well after as before any demand or judgement), at the rate of 4% (four percent) per annum over the Bank's Cost of Funds. Such interest shall accrue from day to day and be payable on demand.

Tax gross up
All payments due from the Borrowers under this Facility Letter shall be made free and clear of all taxes, duties, levies, withholdings or deductions of whatever nature ("Taxes"). In the event that any Borrower is compelled by the law of any applicable jurisdiction (or by an order of any regulatory authority in such jurisdiction) to make any deduction or withholding for or on account of any Taxes, the relevant payment under this Facility Letter (as the case may be) shall

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be increased to an amount which (after making any deduction or withholding for Taxes) leaves an amount equal to the payment which would have been due if no such deduction or withholding had been required.

Security/Collater al
Any Accommodation shall be secured by assets being a combination of first ranking security in respect of cash and floating (through the issuance of bills of lading endorsed to the order of the Bank) and in-land inventories, assigned proceeds of insurance policies (and BNP Paribas being named as loss payee on cargo insurance policies) and any other collateral that may be accepted by the Bank in order to finance any Accommodation under the Facility.

In addition, pursuant to a cash collateral agreement subject to French law to be entered into by the Bank and Aegean (the "Cash Collateral Agreement"), Aegean shall provide at all times cash collateral (gage-espéces) of USD 5,000,000 in favour of the Bank.

Transaction	Transaction documentation
Guidelines	The Borrowers shall provide the Bank with all relevant purchase contracts and their subsequent amendment for each Accommodation.
At the Bank's request, each of the Borrowers shall provide the Bank with its invoices to its clients and assigned in favor of the Bank, and/or its sale contracts.

Each of the Borrowers shall provide the Bank with a copy of its relevant cargo marine, insurance policy and extensions if any, and evidence that the Bank is named loss payee under such insurance policies.

Transaction Information

At the Bank's request, each of the Borrowers shall provide the Bank with all details concerning the status of the transaction financed and subject to Accommodation. Such information should include shipping dates, loading range, purchase value, price and freight payment.

At the Bank's request, such Borrower shall provide the Bank with information on financial statements of the buyers if available.

Storage Information Documentation

At the Bank's request, but at least on a weekly basis, the Borrowers shall provide the Bank with a weekly storage position evidencing the Products remaining in storage.

Borrowing Base Information

The Borrowers shall provide the Bank with a Borrowing Base Report (the "BBR") detailing the Eligible Receivables. For each category of Eligible Receivables, the Borrowers should indicate the amount of past due Eligible Receivables to be excluded from the BBR calculation. The BBR shall be provided at the Bank's request but at least on a weekly basis.

All Eligible Receivables shall be payable to such Borrower's account with the Bank.
Insurance Certificate should state that the Bank is loss payee under such Borrower's cargo marine.

Legal documentation	1- This Agreement duly executed;
2- BNP Paribas’ General Conditions duly executed by Aegean and by Aegean Petroleum, along with Annexes, including, but not limited to:
> General Letter of Instructions.

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	>	Current Account Agreement.
	>	Pledge of Balance of Account.
	>	Deed of Assignment
	>	Power of Attorney
	>	Subrogation receipt

Notwithstanding Clause IX of the General Conditions, the parties agree that the Borrowers shall have no obligation to execute and provide BNP Paribas with the General Pledge of Goods Agreement in the form set out in Annex 6 of the General Conditions; (the "General Pledge of Goods").

3. Cash collateral Agreement subject to French law in form and substance satisfactory to BNP Paribas duly executed.

4- First Demand Guarantee subject to French law to be issued by the Guarantor in favour of the Bank in a form satisfactory to the Bank (the "First Demand Guarantee");

The Deeds of Assignment, the Pledges of Balance of Account and the Cash Collateral Agreement are collectively defined as the "Security Documents".

The General Conditions and the Security Documents are collectively defined as the "Finance Documents".

Conditions precedent
The Facility shall at all times remain uncommitted with no obligation upon the Bank whatsoever to make funds available to the Borrowers. Any Accommodation which the Bank decides in its sole discretion to make available to the Borrowers shall be subject to the conditions precedent, including, but not limited to:

•	The Borrowers and the Guarantor's constitutional documents : By-laws, Statutes, certificate of incorporation, trade licence etc;
•	This Agreement duly executed by the Borrowers, the Guarantor and the Bank;
•	Borrowers' Board Resolution authorizing the signature and performance by such Borrower of the Finance Documents and giving powers to relevant signatories (as defined hereunder);
•	The Guarantor's board resolutions authorizing the signature by the Guarantor of the First Demand Guarantee and giving powers to relevant signatories
•
Legal opinion and certificate of good standing in connection with the Guarantor from a law firm of good repute in the relevant country of incorporation of the relevant Guarantor and confirming (i) the enforceability and validity of the First Demand Guarantee signed by the Guarantor and (ii) the corporate power and authority of the Guarantor to execute and perform the First Demand Guarantee.

•	Satisfactory completion of due diligence on the Borrowers and Guarantor;
•	Receipt of latest audited financials report relating to the Borrowers and Guarantor satisfactory to the Bank;
•	No Event of Default or potential Event of Default having occurred;
•
Legal opinion issued from a law firm of good repute located in the country of incorporation of Aegean, confirming the enforceability and validity of any and all Finance Documents signed by Aegean, and (iii) the corporate power and authority of Aegean to execute and deliver the Finance Documents to which it is a party;

•
Legal opinion issued from a law firm of good repute located in the country of incorporation of Aegean Petroleum, confirming that (i) Aegean Petroleum is authorised to open an account with the Bank (ii) the enforceability and validity of the General Conditions and any and all

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Finance Documents signed by Aegean Petroleum, and (iii) the corporate power and authority of Aegean Petroleum to execute and deliver the Finance Documents to which it is a party;
	•	Representations and warranties being true and correct as stated in the General Conditions;
	•	Execution of all Finance Documents;
	•	Execution and delivery of the First Demand Guarantee by the Guarantor
	•	Perfection of the Bank's security interest under any security/collateral documents in all appropriate jurisdictions;
	•	Legal Opinion issued from a law firm of good repute confirming the absence of conflict on securities between the various credit facilities of the Borrower and securities under the Finance Documents
	•	Credit Committee Approval
	•	Compliance Committee Approval

Representations and Warranties
Each of the Borrowers makes the representations and warranties set out in Clause IV "Representations By the Client" of the General Conditions and any reference to "Finance Documents" shall be deemed to include this Agreement and any other document referred to herein.

Covenants
Each of the Borrowers makes the covenant set out in Clause VII "Undertaking By the Client" of the General Conditions and any reference to "Finance Documents" shall be deemed to include this Agreement and any other document referred to herein.

Financial Covenants	Aegean shall at all times comply with the following ratio based on its annual audited consolidated accounts and quarterly combined statements:
	-	Minimum Net Equity Base shall not be less than USD 80 Million

The Guarantor shall at all times comply with the following ratio based on its annual audited consolidated accounts and quarterly combined statements and undertakings:

	-	The listing of the Guarantor at the New York Stock Exchange shall be maintained at all times
	-	Net Equity Base shall not be less than USD 250 Million
	-	Minimum current ratio shall be 1.15 with a minimum working capital need of USD 50 Million

Financial Information
Each of the Borrowers shall provide the Bank with Audited Accounts of Aegean Marine Petroleum Network Inc., to be received within 90 days maximum of each financial year end, and Mid-Year Management Accounts to be received within 60 days of the end of each semester.

Events of Default
Each of the events or circumstances expressed to be "Events of Default" under Clause X of the General Conditions and any reference to "Finance Documents" shall be deemed to include this Agreement and any other document referred to herein;

Notwithstanding the contents of Clause X of the General Conditions,

No Event of Default will occur if (i) the aggregate amount of any indebtedness or any payment or performance obligation owed by any Borrower, the Guarantors or any of their subsidiary to a third party falling within paragraph (iii) of Clause X of the General Conditions is fess than USD 100,000 (or its equivalent in any other currency or currencies).

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Upon the occurrence of any Event of Default and at any time thereafter, the Bank, without the need to obtain a judgment or to take any other steps, may by written notice to the Borrowers declare any sums due or to become due under any Finance Document and in connection with any Accommodation immediately due and payable, whereupon they shall become immediately due and payable and cancel any undrawn Accommodation (or portion thereof), whereupon the available Accommodation shall be reduced to zero.

Set off
All payments required to be made by the Borrowers under this Agreement shall be calculated without reference to any set-off or counterclaim and shall be made free and clear of and without any deduction for or on account of any set-off or counterclaim.

Each of the Borrowers authorises the Bank to apply any credit balance to which such Borrower is entitled on any of its account with the Bank in satisfaction of any sum due and payable from such Borrower to the Bank under this Agreement but unpaid; for this purpose, the Bank is authorised to purchase with the monies standing to the credit of any such account such other currencies as may be necessary to effect such application. The Bank shall not be obliged to exercise any right given to it by this paragraph.

Business Day	A day (not being a Saturday or Sunday) on which banks are generally open for business in Paris and, in respect of any day on which any payment is to be made in United States dollars, New York.

Indemnities
Each of the Borrowers shall immediately on demand indemnify the Bank against any cost, loss or liability incurred by the Bank (otherwise than by reason of the Bank's gross negligence or wilful misconduct) in acting as issuing bank under any SBLC or LC requested by any Borrower.

Currency Indemnity
If any sum due to the Bank from any Borrower under this Agreement or any order or judgement given or made in relation hereto or thereto is to be converted from one currency (the "first currency") into another currency (the "second currency") for the purpose of (a) making or filing a claim or proof against the Borrower , (b) obtaining an order or judgement or arbitral award in any court or other tribunal or (c) enforcing any order or judgement or arbitral award given or made in relation hereto or thereto, each of the Borrowers shall indemnify and hold harmless the Bank from and against any loss suffered or incurred as a result of any discrepancy between (i) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (ii) the rate or rates of exchange at which the Bank may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgement, claim or proof.

Assignments and transfers
This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors, permitted transferees and permitted assignees provided that each of the Borrowers shall not be entitled to assign or transfer any of its rights and obligations hereunder without the prior written consent of the Bank.

Third party rights	A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of it.

Waivers and remedies	No failure to exercise nor any delay by the Bank in exercising any of its rights or remedies under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise by

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the Bank of any rights or remedy preclude any further or other exercise thereof or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and exclusive of any rights or remedies at law.

Expenses
All legal expenses (including any perfection or formality requirements) as well as any taxes or stamp duty of any kind (if any) incurred by the Bank in the preparation, negotiation and execution (whether effective or not) of the Facility or in connection with the consideration of any amendment, waiver or consent requested by the Borrowers or with the enforcement or preservation of rights under the Facility, including the Bank's counsel's costs, shall be promptly paid by the Borrowers on demand and shall be for the account of the Borrowers.

Governing law and jurisdiction
Notwithstanding Clause XVI (Applicable Law — Competent Courts) of the General Conditions, this Agreement shall be governed by and construed in accordance with the laws of England. Notwithstanding Clause XVI (Applicable Law — Competent Courts) of the General Conditions, the English courts shall have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement) and the each of the Obligors irrevocably submits, for the Bank's sole benefit, to the jurisdiction of such courts. Each of the Borrowers hereby appoints Mr Keith Riches of RICHES CONSULTING, as its agent for service of process in relation to any proceedings before the English courts in connection with this Agreement and agrees that failure by a process agent to notify it of the process will not invalidate the proceedings concerned.

This Agreement supersedes any and all prior facility letters and/or similar agreements and arrangements, whether written or oral, relating to the subject matter hereof and shall apply, as from the date hereof, to any outstanding Accommodations entered into between the Borrower and the Bank prior to the date hereof.

Signed in three originals the      day of              2011.

/s/ C. Salmon	/s/ S. Gianniotis
BNP Paribas	Aegean Marine Petroleum SA
C. Salmon	S. Gianniotis

/s/ V. Lalanne
BNP Paribas	Aegean Marine Petroleum SA
V. Lalanne

/s/ S. Gianniotis
Aegean Marine Petroleum International Inc.	Aegean Marine Petroleum Network Inc.
S. Gianniotis

Aegean Petroleum International Inc.	Aegean Marine Petroleum Network Inc.

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Annex A to Term Sheet dated          May , 2011

List of counterparties with whom the total amount of receivables declared within the Borrowing Base may exceed the net amount of USD 2,500,000 up to USD 6,000,000 individually at any given time.

AP MOLLER (MAERSK )
APL CO PTE LTD
BW MARITIME
GENERAL MARITIME
HANWA CO LTD
HANWA SINGAPORE (PTE) LTD
MARINE ENERGY ARABIA
MARUBENI
OLDENDORFF
ORION HOLDINGS
OW BUNKER
PENINSULA PETROLEUM
PETROBRAS
PETRO SUMMIT
SK SHIPPING
ST SHIPPING&TRANSPORT
STX CORPORATION
SUMISHO INTERNATIONAL PETROLEUM
TRAFIGURA BEHEER
WORLD FUELS SERVICES

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